
07002004


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
156

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67083

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vega Securities LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ken Kolber 212-754-9757
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roth & Spellman LLP
(Name – *if individual, state last, first, middle name*)

730 River Road (Address) New Milford (City) NJ (State) 07646 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ken Kolber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vega Securities LP, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

SHERILL SPELLMAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct. 18, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
WASH, D.C.

VEGA SECURITIES LP

REPORT ON INTERNAL CONTROL
FOR
NATIONAL ASSOCIATION OF SECURITIES DEALERS

FOR THE YEAR ENDED DECEMBER 31, 2006

ROTH & SPELLMAN LLP

Vega Securities LP

Financial Statements and Supplementary Information

For the Year Ended December 31, 2006


SEC MAIL
RECEIVED
PROCESSING
2007
156
SECTION

ROTH & SPELLMAN LLP

ROTH & SPELLMAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

730 River Road, New Milford, New Jersey 07646 Telephone: (201) 261-4700 Fax: (201) 261-9326 Website: www.rothspellman.com

INDEPENDENT AUDITOR'S REPORT

To the Partners
Vega Securities LP

We have audited the accompanying statement of financial condition of Vega Securities LP as of December 31, 2006, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) Regulation 1.16 under the Commodity Exchange Act (CEA). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vega Securities LP as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) Regulation 1.16 under the Commodity Exchange Act (CEA). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roth & Spellman

Roth & Spellman LLP

February 21, 2007

Vega Securities LP
Statement of Financial Condition
December 31, 2006

ASSETS

Current Assets:	
Cash	$227,742
Accounts Receivable	578,118
Prepaid Expenses	53,448
Total Current Assets	859,308
Property and Equipment - Net	80,155
Total Assets	$939,463

LIABILITIES AND PARTNERS' EQUITY

Current Liabilities:	
Accounts Payable	$ 63,585
Total Current Liabilities	63,585
Partners' Equity	875,878
Total Liabilities and Partners' Equity	$939,463

The accompanying notes are an integral part of the financial statements.

Vega Securities LP
Statement of Income
For the Year Ended December 31, 2006

Revenues	$5,311,536
Operating Expenses	4,609,097
Operating Income	702,439
Other Income	979
Net Income	$ 703,418

ROTH & SPELLMAN LLP

The accompanying notes are an integral part of the financial statements.

Vega Securities LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2006

	Beginning Balance	Capital Contribution	Net Income	Ending Balance
General Partner	$ 925	$ 800	$ 7,034	$ 8,759
Limited Partner	91,535	79,200	696,384	867,119
Total Partners' Equity	$92,460	$80,000	$703,418	$875,878

ROTH & SPELLMAN LLP

The accompanying notes are an integral part of the financial statements.

Vega Securities LP
Statement of Cash Flows
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$703,418
Adjustments necessary to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Depreciation	22,422
(Increase) decrease in operating assets:	
Accounts receivable	(578,118)
Prepaid expenses	(21,855)
Increase (decrease) in operating liabilities:	
Accounts payable	63,585
Net cash provided by (used in) operating activities	189,452
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(102,577)
Net cash provided by (used in) investing activities	(102,577)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions by partners	80,000
Net cash provided by (used in) financing activities	80,000
NET INCREASE IN CASH	166,875
CASH - beginning of year	60,867
CASH - end of year	$227,742
SUPPLEMENTAL CASH FLOWS DISCLOSURES:	
Income Tax Payments	$ 0
Interest Payments	$ 0

ROTH & SPELLMAN LLP

The accompanying notes are an integral part of the financial statements.

Vega Securities LP
Notes to Financial Statements
December 31, 2006

Note 1 - Organization

Vega Securities LP ("the Company") was organized on August 11, 2005 as a limited partnership under the laws of the State of Delaware. The organization is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the National Futures Association ("NFA"). The Company earns a fee for introducing new investors principally to private investment funds. The Company received final approval to operate as an introducing broker-dealer from the NASD on December 13, 2005 and to operate as an introducing broker from the NFA on December 30, 2005.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues and gains are recognized when earned. Expenses and losses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For purposes of the cash flow statement, the Company considers all cash balances and short-term investments with a maturity of three months or less to be cash equivalents. At times, bank balances may exceed federally insured limits.

Accounts Receivable

Management believes that all accounts receivable as of December 31, 2006 are fully collectible. Accordingly, no reserve for bad debts exists at December 31, 2006.

Revenue

The Company earns a fee for introducing new investors principally to private investment funds. Revenue is recognized when earned.

Property and Equipment

All property and equipment is stated at cost. Depreciation is provided on the straight line basis for financial reporting purposes at rates based on the following estimated useful lives.

Machinery and equipment	3-5 years
Furniture and fixtures	7 years

For federal income tax purposes, depreciation is computed using the accelerated cost recovery system.

The cost of assets sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the accounts and the resulting gain or loss is reflected in income except for assets traded. Expenditures for maintenance and repairs are charged to income as incurred. Renewals and betterments are charged to appropriate asset accounts.

Income Taxes

The Company has elected to be taxed as a partnership for Federal and State income tax purposes. The Company is not a taxpaying entity for federal and state income tax purposes; accordingly, a provision for federal and state income taxes has not been recorded in the accompanying financial statements. Partnership income or loss is reflected in the partners' individual or corporate income tax returns in accordance with their ownership percentages.

The Company does business in New York City, which imposes a tax on unincorporated businesses. A provision for unincorporated business tax expense has been recorded in the financial statements.

Note 3 – Concentrations

The Company has three customers which account for 100% of its sales and accounts receivable.

The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006 the Company's uninsured cash balances were $127,742.

Note 4 – Property and Equipment

At December 31, 2006, the Company had the following property and equipment:

Assets –	
Furniture and Fixtures	$ 12,655
Machinery and Equipment	89,922
Total Assets	102,577
Accumulated Depreciation	
Furniture and Fixtures	1,118
Machinery and Equipment	21,304
Total accumulated depreciation	22,422
Net Property and Equipment	$80,155

Depreciation expense for 2006 was $22,422.

Note 5 - Operating Leases

The Company leases its office space under a space sharing agreement with another party. The lease expires on January 31, 2007. Rent expense under this space sharing agreement for the year ended December 31, 2006 was approximately $340,000, including utilities and real estate tax passthroughs.

Note 6 – Commitments and Contingencies

On January 26, 2007, the Company moved its office to a new location and is currently in the process of finalizing a space sharing agreement for this office space.

Note 7 – Net Capital Requirement

As a registered introducing broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC Rule 15c3-1) and the Commodity Futures Trading Commission (CFTC Regulation 1.17) which requires the maintenance of minimum net capital of $45,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first 12 months from the date of regulatory approval and 15 to 1 thereafter. This rule provides that equity

capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital, as defined, of $164,157, which was $119,157 in excess of its required net capital of $45,000. The Company's net capital ratio was .39 to 1.

Supplementary Information

Vega Securities LP

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Net Capital

Total Partners' Equity		$875,878
Deduct Partners' Equity Not Allowable for Net Capital		0
Total Partners' Equity Qualified for Net Capital		875,878
Add:		
Subordinated Borrowings Allowable in Computation of Net Capital		0
Total Capital and Allowable Subordinated Borrowings		875,878
Deductions and/or Charges:		
Nonallowable Assets:		
Accounts Receivable	578,118	
Prepaid Expenses	53,448	
Property and Equipment - Net	80,155	
		(711,721)
Net Capital Before Haircuts on Securities Positions		164,157
Haircuts on Securities		0
Net Capital		$164,157

Aggregate Indebtedness

Items Included in Statement of Financial Condition:	
Accounts Payable	$ 63,585
Total Aggregate Indebtedness	$ 63,585

Computation of Basic Net Capital Requirements

Minimum Net Capital Required	$ 45,000
Excess Net Capital at 1,500 Percent	$119,157
Excess Net Capital at 1,000 Percent	$157,799
Ratio Aggregate Indebtedness to Net Capital	.39 to 1

Vega Securities LP

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Reconciliation with Company's Computation

Net Capital, as Reported in Company's (Unaudited) FOCUS Report	$171,158
Audit Adjustment	(7,001)
Net Capital, Per Above	$164,157

ROTH & SPELLMAN LLP



ROTH & SPELLMAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

730 River Road, New Milford, New Jersey 07646 Telephone: (201) 261-4700 Fax: (201) 261-9326 Website: www.rothspellman.com

To the Partners
Vega Securities LP

In planning and performing our audit of the financial statements and supplemental schedules of Vega Securities LP (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the National Association of Securities Dealers (NASD), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in

their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roth & Spellman

Roth & Spellman LLP
New Milford, NJ

February 21, 2007

END

ROTH & SPELLMAN LLP